13012746

SEC Mail Processing Section

FEB 28 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hewitt Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Overlook Point
(No. and Street)

Lincolnshire (City) Illinois (State) 60069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive, (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

EM 3/11/13

OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hewitt Financial Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Official Seal
Ann M Olszewski
Notary Public State of Illinois
My Commission Expires 05/08/2016

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

Hewitt Financial Services, LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Hewitt Financial Services, LLC

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Member
Hewitt Financial Services, LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewitt Financial Services LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 26, 2013

Hewitt Financial Services, LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 2,810,078
Receivables from affiliates	314,945
Fees receivable	382,473
Deposit with clearing broker	100,000
Other assets	194,512
Total assets	$ 3,802,008
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 126,934
Due to Hewitt Associates, LLC	31,497
	158,431
Member's equity	3,643,577
Total liabilities and member's equity	$ 3,802,008

See notes to financial statements.

Hewitt Financial Services, LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

Hewitt Financial Services, LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent), a provider of risk management, insurance and reinsurance brokerage, and human capital consulting services. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears its clients' security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

A portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers. The Company also earns revenues from independent fee-only investment advisors through a referral arrangement where customers can participate in a personal financial consulting program.

2. Significant Accounting Policies

Service agreement fees are for operating expenses incurred by the Parent and reimbursed by the Company related to compensation, cost of office space, and equipment (see Note 3). Brokerage and clearance expenses are fees charged by the clearing broker primarily for the use of systems and other per-transaction charges. Communication and other costs are expenses incurred in running the Personal Finance Center programs and maintaining a base of investment advisors. These expenses include printing, mailing, reporting, and fees for ongoing hosting services and support from service providers. The Company also incurs expenses for registration and licensing fees and legal, audit, and consulting services.

2. Significant Accounting Policies (continued)

Revenues and the related expenses for services provided to employee benefit plans and fees with regard to personal financial consulting are accrued when services are performed and amounts are earned. The Company shares in a fixed portion of fees charged by investment advisors that participate in the referral program.

Commissions and related expenses on customer securities transactions introduced to its clearing broker are recorded on a settlement-date basis, which is not materially different than if they were recorded on a trade-date basis.

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued guidance that updated principles related to the presentation of comprehensive income. The revised guidance requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income as part of the statement of changes in member's equity. The guidance, which must be applied retroactively, was effective for the Company in 2012. The adoption of this guidance affects only the presentation of these financial statements and had no effect on the financial condition, results of operations, or cash flows of the Company.

2. Significant Accounting Policies (continued)

In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurements and disclosures and changes certain principles or requirements for fair value measurements and disclosures. The additional required disclosures include quantitative information, sensitivity discussion, and description of the valuation process, as well as increased disclosure of unobservable inputs that are significant to the fair value measurement and transfers between Level 1 and Level 2. The guidance is effective for the Company in 2012. The adoption of this guidance had no impact on the Company's financial statements.

3. Related Parties

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs a service agreement fee. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf, including, but not limited to, costs associated with compensation, office space, and equipment. Compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent.

The Company is the affiliated broker-dealer of Hewitt Series Trust and earns shareholder services fees from this affiliated mutual fund. The amount due from this fund for fees earned from this agreement was $314,945 and was included as receivables from affiliates as of December 31, 2012. During 2012, the Company recognized $1,421,752 in revenue related to shareholder services fees for the affiliated mutual fund.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank.

5. Concentration of Revenue Risk

The Company has a concentration of revenue risk in that over half of its revenues from shareholder services and 12b-1 fees are earned from one unaffiliated mutual fund family.

6. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

7. Commitments and Contingencies

The Company applies the provisions of Accounting Standards Codification 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2012, the Company had approximately $5,000 extended to customers through its clearing broker that is subject to such indemnification. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.00. At December 31, 2012, the Company's net capital was $2,751,647, and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

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